Execution Copy

TENDER AND VOTING AGREEMENT

This Tender and Voting Agreement, dated as of October 8, 2002 (this “Agreement”), is made by and among BORLAND SOFTWARE CORPORATION, a Delaware corporation (“Parent”); GALAXY ACQUISITION CORP., a Delaware corporation and a wholly owned subsidiary of Parent (“Acquisition Sub”), and each of the stockholders of STARBASE CORPORATION, a Delaware corporation (the “Company”) identified on the signature pages hereto (collectively, the “Stockholders” and, individually, a “Stockholder”).

W I T N E S S E T H:

WHEREAS, Parent, Acquisition Sub and the Company are entering into an Agreement and Plan of Merger, dated as of the date hereof (as it may be amended from time to time, the “Merger Agreement”; capitalized terms used and not otherwise defined in this Agreement have the meanings ascribed to such terms in the Merger Agreement), pursuant to which (i) Acquisition Sub shall commence a cash tender offer (as such tender offer may hereafter be amended from time to time in accordance with the Merger Agreement, the “Offer”) to acquire all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company (“Common Stock”) in exchange for a net amount of $2.75 in cash (the “Offer Price”) in accordance with and subject to the terms and conditions of the Merger Agreement and the Offer; and (ii) following consummation of the Offer, the Company shall merge with Acquisition Sub (the “Merger”);

WHEREAS, each Stockholder is the record or beneficial owner of the number of shares of Common Stock set forth on Schedule A hereto opposite such Stockholder’s name (all such shares of Common Stock and any shares of Common Stock hereafter acquired by such Stockholder, including, without limitation, upon exercise of any Company Option but excluding any shares of Common Stock issuable pursuant to any option exercise unless and until such shares are issued by the Company, (the “Shares”);

WHEREAS, as a condition to entering into the Merger Agreement and incurring the obligations set forth therein, including the Offer, Parent and Acquisition Sub have required that the Stockholders agree to enter into this Agreement; and

WHEREAS, the Stockholders wish to induce Parent and Acquisition Sub to enter into the Merger Agreement and, therefore, the Stockholders are willing to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

TENDER OF SHARES

SECTION 1.01  Tender of Shares.    Each Stockholder agrees to promptly (and, in any event, not later than ten business days after commencement of the Offer) tender or cause to be tendered into the Offer, pursuant to and in accordance with the terms of the Offer, and not withdraw or cause to be withdrawn (except following the termination of the Offer in accordance with its terms), all of such Stockholder’s Shares. Each Stockholder acknowledges and agrees that Acquisition Sub’s obligation to accept for payment shares of Common Stock in the Offer, including any Shares tendered by a Stockholder, is subject to the terms and conditions of the Merger Agreement and the Offer.

ARTICLE II

VOTING AGREEMENT

SECTION  2.01  Voting Agreement.    Each Stockholder hereby agrees that, from and after the date hereof and until the earlier of (x) the Effective Time or (y) the termination of the Merger Agreement pursuant to its terms (such earlier date, the “Termination Date”), at any meeting of the stockholders of the Company, however called, and in any action by consent of the stockholders of the Company, such Stockholder shall vote (or cause to be voted) all such Stockholder’s Shares (i) in favor of adoption of the Merger Agreement, the Merger and all the transactions contemplated by the Merger Agreement and this Agreement and otherwise in such manner as may be necessary to consummate the Merger; (ii) against any action, proposal, agreement or transaction that would result in a breach of any covenant, obligation, agreement, representation or warranty of the Company under the Merger Agreement or of such Stockholder contained in this Agreement; and (iii) against any action, agreement, transaction (other than the Merger Agreement or the transactions contemplated thereby) or proposal (including any Acquisition Proposal) that could reasonably be expected to result in any of the conditions to the Offer or to the Company’s obligations under the Merger Agreement not being fulfilled or that is intended, or could reasonably be expected, to impede, interfere, delay, discourage or adversely affect the Merger Agreement, the Offer, the Merger or this Agreement. Any vote by such Stockholder that is not in accordance with this Section 2.01 shall be considered null and void, and the provisions of Section 2.02 shall be deemed to take immediate effect.

SECTION  2.02  Irrevocable Proxy.    If, and only if, a Stockholder fails to comply with the provisions of Section 2.01, such Stockholder hereby agrees that such failure shall result, without any further action by such Stockholder effective as of the date of such failure, in the constitution and appointment of Parent, Dale L. Fuller, Frederick A. Ball and Keith E. Gottfried from and after the date of such determination until the Termination Date (at which point such constitution and appointment shall automatically be revoked) as such Stockholder’s attorney, agent and proxy (such constitution and appointment, the “Irrevocable Proxy”), with full power of substitution, to vote and otherwise act with respect to all such Stockholder’s Shares at any meeting of the stockholders of the Company (whether annual or special and whether or not an adjourned or postponed meeting), and in any action by written consent of the stockholders of the Company, on the matters and in the manner specified in Section 2.01. Without limiting the foregoing, in any such vote or other action pursuant to such proxy, Parent shall not in any event have the right (and such proxy shall not confer the right) to vote against the Merger or to vote to reduce the Offer Price. THIS PROXY AND POWER OF ATTORNEY ARE IRREVOCABLE AND COUPLED WITH AN INTEREST AND, TO THE EXTENT PERMITTED UNDER APPLICABLE LAW, SHALL BE VALID AND BINDING ON ANY PERSON TO WHOM A STOCKHOLDER MAY TRANSFER ANY OF ITS SHARES IN BREACH OF THIS AGREEMENT. Each Stockholder hereby revokes all other proxies and powers of attorney with respect to all such Stockholder’s Shares that may have heretofore been appointed or granted, and no subsequent proxy or power of attorney shall be given (and if given, shall not be effective) by such Stockholder with respect thereto. All authority herein conferred or agreed to be conferred shall survive the death or incapacity of such Stockholder and any obligation of such Stockholder under this Agreement shall be binding upon the heirs, personal representatives, successors and assigns of such Stockholder.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDERS

Each Stockholder hereby severally but not jointly represents and warrants to Parent and to Acquisition Sub as to such Stockholder as follows:

SECTION 3.01  Organization, Authority and Qualification of the Stockholders.    Each Stockholder that is not an individual is duly formed, validly existing and in good standing under the laws of the jurisdiction of its formation and has all necessary power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by each Stockholder and the performance by each Stockholder of such Stockholder obligations hereunder have been duly authorized by all requisite action on the part of each Stockholder. This Agreement has been duly and validly executed and delivered by each Stockholder and (assuming due authorization, execution and delivery by Parent and Acquisition Sub) this Agreement constitutes a legal, valid and binding obligation of each Stockholder enforceable against each Stockholder in accordance with its terms.1

SECTION 3.02  No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by each Stockholder does not, and the performance of this Agreement by each Stockholder shall not, (i) conflict with or violate any material agreement to which a Stockholder is a party to, any trust agreement or any equivalent organizational documents, as the case may be,

[1]	Need to confirm that all shares held by Stockholders are held either by individuals or trusts.

of such Stockholder, (ii) assuming satisfaction of the requirements set forth in Section 3.02(b) below, conflict with or violate any Legal Requirement applicable to such Stockholder or by which any property or asset of such Stockholder is bound or affected or (iii) result in any breach of, or constitute a default (or event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance on any Shares (other than pursuant to this Agreement) pursuant to, any note, bond, mortgage, indenture, pledge, contract, agreement, lease, license, permit, franchise or other instrument or obligation of such Stockholder, except for any such conflicts, violations, breaches, defaults or other occurrences that would not prevent or materially delay the ability of such Stockholder to carry out such Stockholder’s obligations under this Agreement.

(b)  The execution and delivery of this Agreement by each Stockholder does not, and the performance of this Agreement by each Stockholder shall not, require any consent, approval, authorization or permit of, or filing with, or notification to, any Governmental Body, except (i) for applicable requirements, if any, of the Exchange Act and Blue Sky Laws, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or materially delay the ability of such Stockholder to carry out such Stockholder’s obligations under this Agreement.

SECTION 3.03  Ownership of Shares.    As of the date hereof, each Stockholder is the record or beneficial owner of, and has valid and marketable title to, the number of Shares set forth opposite such Stockholder’s name on Schedule A hereto. Except as set forth on Schedule A, such Shares are all the securities of the Company owned, either of record or beneficially, by such Stockholder as of the date hereof and such Stockholder does not have any option or other right (including, without limitation, any Company Option) to acquire any other securities of the Company. The Shares owned by such Stockholder are owned free and clear of all Encumbrances, other than any Encumbrances created by this Agreement or applicable securities laws. Except as provided in this Agreement, such Stockholder has not appointed or granted any proxy, which appointment or grant is still effective, with respect to the Shares owned by such Stockholder.

SECTION 3.04  Absence of Litigation.    As of the date of this Agreement, there is no litigation, suit, claim, action, proceeding or investigation pending or, to the knowledge of the Stockholder, threatened against any Stockholder, or any property or asset of any Stockholder, before any Governmental Body that seeks to delay or prevent the consummation of the transactions contemplated by this Agreement or the Merger Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUISITION SUB

Each of Parent and Acquisition Sub hereby jointly and severally represent and warrant to the Stockholders as follows:

SECTION 4.01  Organization, Authority and Qualification.    Each of Parent and Acquisition Sub is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all necessary power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. Each of Parent and Acquisition Sub is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business makes such licensing or qualification necessary, except to the extent that the failure to be so licensed or qualified would not prevent or materially delay the ability of Parent or Acquisition Sub to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement. The execution and delivery of this Agreement by each of Parent and Acquisition Sub, the performance by each of Parent and Acquisition Sub of its obligations hereunder and the consummation by each of Parent and Acquisition Sub of the transactions contemplated hereby have been duly authorized by all requisite action on the part of each of Parent and Acquisition Sub. This Agreement has been duly and validly executed and delivered by each of Parent and Acquisition Sub and (assuming due authorization, execution and delivery by each Stockholder) this Agreement constitutes a legal, valid and binding obligation of each of Parent and Acquisition Sub enforceable against Parent and Acquisition Sub in accordance with its terms.

SECTION 4.02  No Conflict; Required Filings and Consents.

(a)  The execution and delivery of this Agreement by each of Parent and Acquisition Sub do not, and the performance of this Agreement by each of Parent and Acquisition Sub shall not, (i) conflict with or violate the certificate of incorporation and by-laws of Parent or Acquisition Sub, (ii) assuming satisfaction of the requirements set forth in Section 4.02(b) below, conflict with or violate any Legal Requirement applicable to Parent or Acquisition Sub or by which any property or asset of Parent or Acquisition Sub is bound or affected or (iii) result in any breach of, or constitute a default (or event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation of Parent or Acquisition Sub, except for any such conflicts, violations, breaches, defaults or other occurrences that would not prevent or materially delay the ability of Parent or Acquisition Sub to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement.

(b)  The execution and delivery of this Agreement by each of Parent and Acquisition Sub do not, and the performance of this Agreement by each of Parent and Acquisition Sub shall not, require any consent, approval, authorization or permit of, or filing with, or notification to, any Governmental Body, except (i) for applicable requirements, if any, of the Securities Act, the Exchange Act and Blue Sky Laws, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or materially delay the ability of Parent or Acquisition Sub to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement.

ARTICLE V

COVENANTS OF THE STOCKHOLDERS

SECTION 5.01  No Disposition or Encumbrance of Shares.    Each Stockholder hereby agrees that, except as contemplated by this Agreement, such Stockholder shall not (i) sell, transfer, tender (except into the Offer), pledge, assign, contribute to the capital of any entity, hypothecate, give or otherwise dispose of, grant a proxy or power of attorney with respect to (other than the Irrevocable Proxy), deposit into any voting trust, enter into any voting agreement, or create or permit to exist any Encumbrances of any nature whatsoever (other than pursuant to this Agreement) with respect to, any of such Stockholder’s Shares (or agree or consent to, or offer to do, any of the foregoing), or (ii) take any action that would make any representation or warranty of such Stockholder herein untrue or incorrect in any material respect or have the effect of preventing, delaying or disabling such Stockholder from performing such Stockholder’s obligations hereunder.

SECTION 5.02  No Solicitation of Transactions.    None of the Stockholders shall, directly or indirectly, through any director, officer, affiliate, employee, representative, trustee, agent or otherwise, (i) solicit, initiate, endorse, accept or encourage the submission of any Acquisition Proposal, or (ii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or otherwise cooperate in any way with respect to, or participate in, assist, facilitate, endorse or encourage any proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal; provided, however, that nothing herein shall prevent a Stockholder from acting in such Stockholder’s capacity as a director or officer of the Company, or taking any action in such capacity (including at the direction of the Company’s board of directors), but only in either such case as and to the extent permitted by Section 5.3 of the Merger Agreement or as otherwise required under Delaware law. Except as otherwise provided by Section 5.3 of the Merger Agreement, each Stockholder shall, and shall direct or cause such Stockholder’s trustees, affiliates, employees, representatives and agents to, immediately cease and cause to be terminated any discussions or negotiations with any parties that may be ongoing with respect to an Acquisition Proposal. Nothing in this Agreement shall preclude any Stockholder from exercising any rights or duties in such Stockholder’s capacity as a director or officer of the Company pursuant to Section 5.3 of the Merger Agreement.

SECTION 5.03  Further Action; Reasonable Best Efforts.    Upon the terms and subject to the conditions hereof, Parent, Acquisition Sub and each Stockholder shall use their reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable laws and regulations to consummate and make effective this Agreement.

SECTION 5.04  Information for Offer Documents and Proxy Statement; Disclosure.    Each Stockholder covenants and agrees that none of the information relating to such Stockholder and its affiliates for inclusion in the Schedule 14D-9, the Offer Documents or, if applicable, the Proxy Statement that has been or will be furnished to Parent by such Stockholder for inclusion in such documents will, at (i) the time the Schedule 14D-9, the Offer Documents or the Proxy Statement (or any amendment or supplement thereto) is first filed with the SEC or mailed to stockholders of the Company or (ii) the time of the Company Stockholders’ Meeting (in the case of information included in the Proxy Statement), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each Stockholder agrees to permit Parent and Acquisition Sub to publish and disclose in the Offer Documents and, if applicable, the Proxy Statement and any related filings under applicable securities Legal Requirements such Stockholder’s identity and ownership of Shares and the nature of its commitments, arrangements and understandings under this Agreement and any other information regarding such Stockholder as required by applicable Legal Requirements.

ARTICLE VI

MISCELLANEOUS

Section 6.01  Notices.  All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by telecopy or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 6.01):

(a)  if to the Stockholders:

To the appropriate address set forth on Schedule B hereto

if to Parent or Acquisition Sub:

Borland Software Corporation
100 Enterprise Way
Scotts Valley, CA 95066
Attention: Keith E. Gottfried
Senior Vice President—Law and Corporate Affairs,
General Counsel, Corporate Secretary and Chief Legal Officer
Telecopy: (831) 431-4123

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036-6522
Telecopy: (212) 735-2000
Attention: Daniel E. Stoller, Esq. And
Richard J. Grossman, Esq.

and

Cooley Goodward LLP
5 Palo Alto Square
3000 El Camino Real
Palo Alto, CA 94306-2155
Telecopy: (650) 857-0663
Attention: Richard E. Climan, Esq.

SECTION 6.02  Severability.    If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Legal Requirements, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby and by the Merger Agreement are not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that such transactions be consummated as originally contemplated to the fullest extent possible.

SECTION 6.03  Entire Agreement; Assignment.    This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof, other than the Merger Agreement and the other agreements contemplated thereby. This Agreement shall not be assigned by operation of law or otherwise, except that Parent and Acquisition Sub may assign all or any of their rights and obligations hereunder to any direct or indirect wholly owned subsidiary of Parent, provided that no such assignment shall relieve Parent or Acquisition Sub of its obligations hereunder. Any attempted assignment of this Agreement prohibited hereunder shall be null and void and of no effect.

SECTION 6.04  Parties in Interest.    This Agreement shall be binding upon and inure solely to the benefit of each party hereto and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

SECTION 6.05  Specific Performance.    The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity, without necessity of proof that there is no adequate remedy at law or requirement to post any security bond.

SECTION 6.06  Governing Law.    This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that State, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof or of any other jurisdiction. All actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any Delaware state or federal court. The parties hereto hereby (a) submit to the exclusive jurisdiction of any state or federal court sitting in the State of Delaware for the purpose of any action arising out of or relating to this Agreement brought by any party hereto, and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the action is brought in an inconvenient forum, that the venue of the action is improper, or that this Agreement may not be enforced in or by any of the above-named courts.

SECTION 6.07  Waiver of Jury Trial.    Each of the parties hereto hereby waives to the fullest extent permitted by applicable Legal Requirements any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement. Each of the parties hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the others hereto have been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 6.07.

SECTION 6.08  Headings.    The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 6.09  Counterparts.    This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

SECTION 6.10  Amendment.    This Agreement may not be amended except by an instrument in writing signed by all the parties hereto.

SECTION 6.11  Waiver.    Any party to this Agreement may (i) extend the time for the performance of any obligation or other act of any other party hereto, (ii) waive any inaccuracy in the representations and warranties of another party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any agreement of another party contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

SECTION 6.12  Costs and Expenses.    Except as otherwise provided in the Merger Agreement, all costs and expenses of the parties hereto, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the Closing shall have occurred.

SECTION 6.13  Termination.    This Agreement shall automatically terminate on the earlier of (i) the Effective Time or (ii) the termination of the Merger Agreement in accordance with its terms.

SECTION 6.14  Adjustments.

(a)  In the event (i) of any increase or decrease or other change in the Shares by reason of stock dividend, stock split, reverse stock split, recapitalizations, combinations, exchanges of shares or the like or (ii) that a Stockholder becomes the beneficial owner of any additional shares of Common Stock or other securities of the Company, then (x) the terms of this Agreement shall apply to the shares of capital stock and other securities of the Company held by the Stockholders immediately following the effectiveness of the events described in clause (i), or such Stockholder becoming the beneficial owner thereof pursuant to clause (ii), and (y) the Per Share Amount shall be equitably adjusted to reflect the impact of any event described in clause (i).

(b)  Each Stockholder hereby agrees to promptly notify Parent and Acquisition Sub of the number of any new Shares or other securities acquired by such Stockholder, if any, after the date hereof.

SECTION 6.15  Nature of Obligations.    Each of the obligations of each of the Stockholders hereunder are several and not joint.

[Remainder of Page Intentionally Left Blank.]

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the day and year first above written.

BORLAND SOFTWARE CORPORATION

/S/ DALE L. FULLER
Name: Dale L. Fuller Title: President & CEO

GALAXY ACQUISITION CORP.

/S/ KEITH E. GOTTFRIED
Name: Keith E. Gottfried
Title: Vice President

STARBASE CORPORATION

/S/ JAMES A. HARRER
Name: James A. Harrer
Title: President & CEO

WILLIAM R. STOW III

/S/ W.R. STOW III

STOW FAMILY TRUST WILLIAM R. STOW III, TRUSTEE

/S/ W.R. STOW III

DONALD R. FARROW

/S/ DONALD R. FARROW

DOUGLAS S. NORMAN

/S/ DOUGLAS S. NORMAN

JAMES H. SMITH

/S/ JAMES H. SMITH

JAMES A. HARRER

/S/ JAMES A. HARRER

JOHN R. SNEDEGAR

/S/ JOHN R. SNEDEGAR

BARRY W. SULLIVAN

/S/ BARRY W. SULLIVAN

ALAN KUCHEK

/S/ ALAN KUCHEK

Schedule A

Name	Number of Shares of Common Stock
James A. Harrer	12,870
John R. Snedegar	1,660
Donald R. Farrow	1,500
Barry W. Sullivan	700
William R. Stow III	60,698 of which 56,812 are subject to a performance escrow
Douglas S. Norman	2,542 of which 1,378 are subject to a performance escrow
James H. Smith	684
Alan Kucheck	1,331